SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF JUNE 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                            -7 ANDAR, BRASILIA, D.F.
                          FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F   X    Form 40-F
                                  -----            -----

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                              Yes        No   X
                                  -----     -----

--------------------------------------------------------------------------------
                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                              Publicly Held Company
                             CNPJ 02.558.132/0001-69
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                               CALL FOR ATTENDANCE

                  GENERAL EXTRAORDINARY AND SPECIAL SHAREHOLDERS MEETING
--------------------------------------------------------------------------------

                                   ADJOURNMENT



--------------------------------------------------------------------------------
The General Extraordinary and Special Shareholders Meeting called for July 09, 2001 as announced by the Call for Attendance published in the GAZETA MERCANTIL NACIONAL and in the DIARIO OFICIAL DO DISTRITO FEDERAL on June 22, 2001, June 25, 2001 and June 26, 2001, (the "Initial Call") is adjourned until June 23, 2001 at 08:00 am. The shareholders meeting is to take place at the Company's headquarters in Brasilia, Federal District of Brazil, at SETOR COMERCIAL SUL, QUADRA 02, BLOCO C, N(0) 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, CEP 70302-916 and will decide on the execution among the Company and their controlled companies on the one hand and its indirect controller SPLICE DO BRASIL TELECOMUNICACOES E ELETRONICA S.A. ("Splice") on the other hand, of the Agreement for the provision of Management Consulting and Assistance Services for the purposes provided under Article 12 of the Company's Bylaws, by means of which Splice will provide the Company and its controlled companies with management consulting and assistance services in diverse areas. The general instructions for the participation in the General Extraordinary and Special
Shareholders Meeting hereby called, mentioned in the "Initial Call" remain unaltered.
--------------------------------------------------------------------------------


                           Brasilia-DF, June 26, 2001.
                              ALEXANDRE BELDI NETTO

                              CHAIRMAN OF THE BOARD
--------------------------------------------------------------------------------

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: June 27, 2001                   By:     /S/ MARIO CESAR PEREIRA DE ARAUJO
                                           -------------------------------------
                                           Name:  Mario Cesar Pereira de Araujo
                                           Title: President